FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of October


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG Group plc


                                 2 October 2003



Notification of Directors' Interests in Shares


1.   Release of shares under 1999 Long Term Incentive Scheme (LTIS)

     On 1 October 2003, the Executive Directors of BG Group plc (the "Company") became entitled to the numbers of BG Group plc Ordinary Shares of 10p each set out in the table below, as a result of the vesting of their awards under the 1999 LTIS. On behalf of each of the Executive Directors, the trustee of the LTIS, arranged for the sale of sufficient of such shares at
     257.28 pence per share on 1 October 2003 in order to reimburse the Company for the PAYE liability arising.

     In addition, as the Executive Directors are beneficiaries under the terms of the Trust Deed of the LTIS, as with other employees, they are deemed to have a potential beneficial interest in the shares held in the LTIS trust. This interest is reduced as a result of the transfer of 789,709 BG Group plc Ordinary Shares of 10p each on 1 October 2003, to the participants in the LTIS. Notification of this transfer was received today from the trustee of the LTIS.


     As a result of the above, the Executive Directors' individual interests in the ordinary share capital of BG Group plc are as follows:



            Ordinary 10p     Ordinary 10p     Ordinary 10p  Beneficial Interest
           Shares Vested   Shares sold to           Shares      in Ordinary 10p
            on 1 October  cover PAYE on 1   transferred on  Shares on 1 October
                    2003     October 2003   1 October 2003                2003*

Frank             76,493           31,097           45,396            222,815**
Chapman

William           53,051           21,751           31,300            245,474
Friedrich

Ashley             5,658            2,320            3,338             25,587
Almanza



* The Directors also have a deemed beneficial interest in 3,448,982 shares held in the LTIS trust and other employee benefit trusts established by BG Group plc.

** This figure reflects Mr Chapman's beneficial interests in the ordinary shares of BG Group plc on 1 October 2003 taking into account the shares received from the 1999 LTIS release and the disposal noted above and in section 2 below.


2.   Mr Frank Chapman

     The Company today received notification from Mr Frank Chapman, Chief Executive, that he sold the 45,396 BG Group plc Ordinary 10p Shares allocated to him under the 1999 LTIS on 1 October 2003 at a price of 259.5 pence per share.

     As a result, Mr Chapman's interests in the ordinary share capital of BG Group plc remains unchanged at 222,815 Ordinary 10p Shares, representing 0.006% of the ordinary shares in issue, excluding his deemed beneficial interest in the shares held in the LTIS trust and other employee benefit trusts established by BG Group plc.


BG Group plc

2 October 2003


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 2 October 2003                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary